ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202

March 22 2018

VIA EDGAR TRANSMISSION

Mr. John Grzeskiewicz, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”) Whetstone Energy Infrastructure ETF (the “Fund”) File Nos.: 333-179562 and 811-22668

Dear Mr. Grzeskiewicz:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”), which were filed for the purpose of registering shares of the Fund as a new series of the Trust. No securities were sold in connection with the Amendments, and the Trust has determined not to proceed with the offering of this series at this time.

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
83	2/12/16	485APOS	0000894189-16-007653
95	4/26/16	485BXT	0000894189-16-009145
101	5/25/16	485BXT	0000894189-16-009737
106	6/23/16	485BXT	0000894189-16-010063
111	7/22/16	485BXT	0000894189-16-010576
122	8/19/16	485BXT	0000894189-16-011271
128	9/16/16	485BXT	0000894189-16-011841
133	10/14/16	485BXT	0000894189-16-012314
141	11/10/16	485BXT	0000894189-16-012924
147	12/8/16	485BXT	0000894189-16-013381
159	1/5/17	485BXT	0000894189-17-000053
165	2/2/17	485BXT	0000894189-17-000581
174	3/2/17	485BXT	0000894189-17-001196
183	3/30/17	485BXT	0000894189-17-001666
192	4/27/17	485BXT	0000894189-17-002196
202	5/25/17	485BXT	0000894189-17-002782
214	6/22/17	485BXT	0000894189-17-003204
222	7/21/17	485BXT	0000894189-17-003545
232	8/18/17	485BXT	0000894189-17-004324
246	9/15/17	485BXT	0000894189-17-004901
253	10/13/17	485BXT	0000894189-17-005449
262	11/9/17	485BXT	0000894189-17-005992
268	12/8/17	485BXT	0000894189-17-006459
280	1/5/18	485BXT	0000894189-18-000083
300	2/2/18	485BXT	0000894189-18-000720
315	3/2/18	485BXT	0000894189-18-001457

If you have any questions or require further information, please contact Michael Barolsky at (414) 765‑5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President and Secretary